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                         AMENDMENT NO. 18

                                TO

               PENNSYLVANIA POWER & LIGHT COMPANY

                  EMPLOYEE STOCK OWNERSHIP PLAN

	WHEREAS, Pennsylvania Power & Light Company ("Company") has adopted the Pennsylvania Power & Light Company Employee Stock Ownership Plan ("Plan") effective January 1, 1975; and
	WHEREAS, the Plan was amended and restated effective Janu-ary 1, 1987, and subsequently amended by Amendment Nos. 1, 2, 3,
4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17; and
	WHEREAS, the Company desires to further amend the Plan;
	NOW, THEREFORE, the Plan is hereby amended as follows:
	  I. Effective December 12, 1994, the following sections of Articles II are amended to read:
	2.31 "Qualified Military Service" means any service (either voluntary or involuntary) by an individual in the Uniformed Ser-vices if such individual is entitled to reemployment rights with the Company with respect to such service.

	2.34 "Returning Veteran" means a former Employee who on or after December 12, 1994, returns from Qualified Military Service to employment by the Company within the period of time during which his reemployment rights are protected by law.

	2.41 "Uniformed Services" means the Armed Forces, the Army National Guard and Air National Guard (when engaged in active duty for training, inactive duty training, or full-time National Guard duty), the commissioned corps of the Public Health Service, and any other category of persons designated by the President of the United States in time of war or emergency.



	  II. Effective December 12, 1994, Article XIII is added to read:
                             ARTICLE XIII
                   TREATMENT OF RETURNING VETERANS

	13.1 Applicability and Effective Date. The rights of any Returning Veteran who resumes employment with the Company on or after December 12, 1994 shall be modified as set forth in this Article.

	13.2  Eligibility to Participate.  For purposes of Section
3.1,

	(a) A Returning Veteran who was an Eligible Employee imme-diately prior to his Qualified Military Service shall be deemed to have remained an Eligible Employee throughout his Qualified
Military Service.

	(b) A Returning Veteran who would have become an Eligible Employee during the period of his Qualified Military Service, but for the resulting absence from employment, shall be deemed to have become an Eligible Employee as of the date he would have become an Eligible Employee if he had not entered into Qualified Military Service.

	13.3 Restoration of TRASOP, PAYSOP, and Dividend-based Con-tributions. With respect to any Plan Year for which a Returning Veteran would have been a Participant, but failed to share in TRASOP, PAYSOP, or Dividend-based Contributions under Sections
4.1, 4.3 and 4.4 solely by reason of his Qualified Military Ser-vice, the Company shall contribute to such Participant's Account an amount equal to the TRASOP, PAYSOP, and Dividend-based Contri-butions that would have been allocated to his Account, but for his absence for Qualified Military Service. Such contribution shall not include the earnings that would have accrued on such amount.

	13.4  Restoration of Matching Contributions.

	(a) Each Returning Veteran who, during his period of Quali-fied Military Service, would have been eligible to make Matching Contributions shall be permitted to contribute an amount equal to the Matching Contributions that he could have made during such absence from employment. Such "make-up" contributions shall be made during the period that begins with his reemployment by the Company and ends with (1) the expiration of a period of five years, or (2) if shorter, a period of three times the period of Qualified Military Service.

	(b) Any make-up contributions described in Subsection (a) hereof shall be in addition to those Matching Contributions that the Participant may elect to make pursuant to Section 4.2.

	13.5 Determination of Compensation. For purposes of deter-mining the amount of any make-up contributions under Section 13.3 or Section 13.4 and for applying the limits of Section 5.5, a Participant's compensation during any period of Qualified Mili-tary Service shall be deemed to equal either:

	(a) the compensation he would have received but for such Qualified Military Service, based on the rate of pay he would have received from the Company; or

	(b) if the amount described in (a) above is not reasonably certain, his average compensation from the Company during the 12-month period immediately preceding the Qualified Military
Service (or, if shorter, the period of employment immediately preceding the Qualified Military Service). Such amount shall be adjusted as necessary to reflect the length of the Participant's
Qualified Military Service.

	13.6  Application of Certain Limitations.

	(a)   For purposes of applying the limitations of Section
5.5, any TRASOP, PAYSOP, or Dividend-based Contributions described in Section 13.3, and any make-up contributions described in Section 13.4, shall be treated as contributions for the Limitation Year to which they relate, rather than the Limita-tion Year in which they are actually made.

	(b) For purposes of applying the limitations of Section 4.6, any make-up contributions described in Section 13.4 shall be disregarded, both for the Plan Year to which the contributions relate, and for the Plan Year in which they are actually made.

	13.7 Administrative Rules and Procedures. The Employee Benefit Plan Board shall establish such rules and procedures as it deems necessary or desirable to implement the provisions of this Article, provided that they are not in violation of the Uniformed Services Employment and Reemployment Rights Act of 1994, any regulations thereunder, or any other applicable law.

	III. Effective January 1, 1997, Articles II and IV are amended to read:
	2.8 "Compensation" shall mean the annual compensation received by an Employee from the Company as reported on Internal Revenue Service Form W-2 or a successor form plus the Employee's elective deferrals under the Employee Savings Plan or Deferred Savings Plan; provided, however, that Compensation shall not include fringe benefits not normally included in compensation, such as tuition refunds, moving expenses, etc. and shall not, for purposes of allocation under Section 5.2(a), include any amount in excess of (i) for the 1975 and 1976 Plan Years, $16,000 and
(ii) commencing with the 1977 Plan Year, the median annual com-pensation of all Participants during the Plan Year or $100,000, whichever is less. Such median compensation shall be determined as of the close of a Plan Year and shall be rounded to an even thousand dollars. For an MCP Employee, Compensation shall also include the full amount of any single-sum award paid to the Par-ticipant from the fund credited annually with a percentage of annualized base pay salaries in accordance with the Managers Compensation Plan.

	2.15 "Employee" shall mean any person employed by the Company including officers, shareholders, or directors who are employees, but excluding (a) persons covered by a collective bargaining agreement unless such agreement specifically provides for participation under the Retirement Plan, (b) leased employees whether or not described in Section 414(n) of the Code, and (c) persons classified by the Company as independent contractors, regardless of whether they are subsequently determined to be employees for employment tax or any other purpose.

	2.20  "Highly Compensated Eligible Employee" shall mean an
Eligible Employee who:

	(a) is a five-percent owner, as defined in section 416(i) of the Code, either for the current Plan Year or the immediately preceding Plan Year; or

	(b)(1) received more than $80,000 (as indexed) in Compensation from the Company or an Affiliated Company in the immediately preceding Plan Year, and

	   (2) if so elected by the Company, was among the top 20% of Employees of the Company and Affiliated Companies ranked by Compensation (excluding Employees described in section 414(q)(5) of the Code to the extent (A) permitted under the Code and regulations thereunder and (B) elected by the Employee Benefit
Plan Board, for purposes of identifying the number of Employees in the top 20%).

	For purposes of this Section 2.20 "compensation" shall have the meaning set forth in Section 415(c)(3) of the Code, but including amounts that would be excluded from an Employee's gross income under a plan described in Section 125, 401(k) or 403(b) of the Code.

	4.7 Prevention of Violation of Limitation on Matching Contributions and TRASOP Contributions. The Employee Benefit Plan Board shall monitor the level of Participants' Matching Contributions and TRASOP Contributions under Section 4.1(b) and elective deferrals, employee contributions, and employer matching contributions under any other qualified retirement plan main-tained by the Company or any Affiliated Company to ensure against exceeding the limitations of Section 4.6 for any Plan Year. If the Employee Benefit Plan Board determines that the limitations of Section 4.6 may be or have been exceeded, it shall take the appropriate following actions for such Plan Year:

	(a) The Average Contribution Percentage for the Highly Com-pensated Eligible Employees shall be reduced to the extent neces-sary to satisfy at least one of the tests in Section 4.6(a) and the test in Section 4.6(b).

	(b) The reduction shall be accomplished by reducing the maximum Contribution Percentage for any Highly Compensated Elig-ible Employee to an adjusted maximum Contribution Percentage, which shall be the highest Contribution Percentage that would cause one of the tests in Section 4.6(a) and the test in Section 4.6(b) to be satisfied, if each Highly Compensated Eligible Employee with a higher Contribution Percentage had instead the adjusted maximum Contribution Percentage, reducing the Highly Compensated Eligible Employees' Matching Contributions, TRASOP Contributions under Section 4.1(b), and employee contributions and employer matching contributions under any other qualified retirement plan maintained by the Company or any Affiliated Com-pany in order of priority based on the dollar amount of each Eligible Highly Compensated Employee's Matching Contributions and TRASOP Contributions, beginning with the Highly Compensated Eligible Employee(s) with the highest dollar amount of Matching Contributions and TRASOP Contributions.

	IV. Effective January 1, 1998, Article V is amended to read:
	5.5 Maximum Allocation. The provisions of this Section shall be construed to comply with Section 415 of the Code.

	(m) For the purpose of this Section 5.5, "compensation" shall be defined in accordance with Section 415(c)(3) of the Code and regulations thereunder so that, for years beginning on or after January 1, 1998, "compensation" shall also include amounts excluded from gross income under Sections 125, 402(e)(3), 402(h)(1)(B) or 403(b).

	V. Effective January 1, 2000, Article V is amended to read:
	5.5 Maximum Allocation. The provisions of this Section shall be construed to comply with Section 415 of the Code.

	(j)(1) If in any Limitation Year beginning before January 1, 2000, a Participant in this Plan is also a participant in one or more qualified defined benefit plans maintained by the Company or any 50% Affiliated Company, the projected annual benefit under such qualified defined benefit plan or plans shall be reduced if necessary, so that the sum of the fractions described in (A) and
(B) does not exceed 1.0 for such Limitation Year:

          (A) Defined Benefit Fraction -- a fraction, the numerator of which is the Participant's projected annual benefit under the defined benefit pension plans in which he has participated, determined as of the close of the limitation years of such plans, and the denominator of which is the lesser of: (i) 1.25 x $90,000 or (ii) 140% of the
Participant's highest average compensation over any three consecutive calendar years. For purposes of this Section, "projected annual benefit" shall mean the annual benefit to which a participant would be entitled under the terms of a qualified defined benefit plan if he had continued employment until his normal retirement date under such plan and if his compensation for the purpose of such plan continued at the same rate.

          (B) Defined Contribution Fraction -- A fraction, the numerator of which is the sum of the annual additions to the Participant's accounts under all defined contribution plans sponsored by the Company or any 50% Affiliated Company for all limitation years, and the denominator of which is the sum of the lesser of the following amounts, determined for each of such Limitation Years and for each prior limitation year of service with the Company or 50% Affiliated Company: (i) 1.25 x
$30,000 or (ii) 35% of the Participant's compensation for such limitation year.

       (2) If the Plan and the defined benefit plan referred to in Subsection (j)(1)(A) satisfied Section 415 of the Code for the Limitation Year ended December 31, 1986, an amount shall be subtracted from the numerator of the fraction described in Subsection (j)(1)(B) (not exceeding such numerator). The amount to be subtracted shall be the product of:

          (A) the sum of the defined contribution fraction under Subsection (j)(1)(B) plus the defined benefit fraction under Subsection (j)(1)(A) as of December
31, 1986, minus one, multiplied by

          (B) the denominator of the defined contribution plan fraction under Subsection (j)(1)(B) as of December
31, 1986.

	VI. Except as provided for in this Amendment No. 18, all other provisions of the Plan shall remain in full force and effect.
	IN WITNESS WHEREOF, this Amendment No. 18 is executed this 24th day of July, 1997.
                              PENNSYLVANIA POWER & LIGHT COMPANY


                                  /s/ John M. Chappelear
                              By:_______________________________
                                 John M. Chappelear
                                 Vice President-Investments &
                                 Pensions